Exhibit 12.1
WESTERN GAS PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009(1)		2008(1)		2007(1)		2006(1)		2005(1)
	(dollars in thousands)
Earnings:
Income before income taxes	$135,780		$177,975		$130,417		$27,402		$11,899
Add:
Fixed charges	10,973		2,947		9,462		11,885		9,795
Distributions from equity investees	5,552		5,128		1,349		741		—
Amortization of capitalized interest	248		6		—		—		—
Less:
Equity income	7,330		4,736		4,017		1,360		—

Earnings	$145,223		$181,320		$137,211		$38,668		$21,694

Fixed charges:
Interest expense	$9,955		$364		$5,667		$9,476		$8,650
Interest component of lease expense	1,018		2,583		3,795		2,409		1,145

Fixed charges	$10,973		$2,947		$9,462		$11,885		$9,795

Ratio of earnings to fixed charges	13.2	x	61.5	x	14.5	x	3.3	x	2.2	x

(1)	Financial information for 2009 has been revised to include results attributable to the Granger assets, Wattenberg assets and 0.4% interest in White Cliffs. Financial information for 2008 and 2007 has been revised to include results attributable to the Chipeta assets, Granger assets, Wattenberg assets and 0.4% interest in White Cliffs. Financial information for 2006 has been revised to include results attributable to the Chipeta assets, Granger assets and Wattenberg assets. See Note 1—Description of Business and Basis of Presentation—Offerings and acquisitions of the notes to the consolidated financial statements under Item 8 of this annual report.

1